SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on December 31, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Unaudited Financial Statements

as at December 31, 2003 and 2002

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the period ended December 31, 2003 presented in comparative form with the previous year and with the same period of the previous year Financial period Nº 69 started on July 1, 2003

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19,1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 consolidated

CAPITAL STATUS ( Note 3 )
SHARES
Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	146,121,345	146,121,345	146,121,345

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet at December 31, 2003, June 30, 2003 and December 31, 2002

	December 31, 2003 (Notes 1, 2 and 3) Pesos	June 30, 2003 (Notes 1, 2 and 3) Pesos	December 31, 2002 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	20,484,256	16,995,803	15,010,411
Investments (Note 4.b.)	1,655,808	5,459,835	16,920,154
Trade accounts receivable (Note 4.c.)	5,056,848	6,899,952	12,975,005
Other receivables and prepaid expenses (Note 4.d.)	10,462,375	6,231,659	2,948,709
Inventories (Note 4.e.)	31,610,262	22,841,977	33,043,800

Total current assets	69,269,549	58,429,226	80,898,079

Non-current assets
Other receivables and prepaid expenses (Note 4.d.)	1,831,674	542,193	2,479,385
Inventories (Note 4.e.)	39,315,176	37,796,987	38,128,355
Investments (Note 4.b.)	209,140,385	202,321,555	185,127,457
Other investments (Note 4.b.)	146,354,259	139,160,243	163,653,275
Fixed assets, net (Schedule A)	147,358,449	148,510,846	127,304,843
Intangible assets (Schedule B)	123,212	369,637	606,654

Subtotal Non-Current Assets	544,123,155	528,701,461	517,299,969

Goodwill (Note 4.b.)	(19,931,610)	(19,347,598)	(18,852,190)

Total Non-Current Assets	524,191,545	509,353,863	498,447,779

Total Assets	593,461,094	567,783,089	579,345,858

	December 31, 2003 (Notes 1, 2 and 3) Pesos	June 30, 2003 (Notes 1, 2 and 3) Pesos	December 31, 2002 (Notes 1, 2 and 3) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	6,752,426	7,328,279	16,702,807
Loans (Note 4.g.)	1,383,511	1,425,499	3,444,643
Salaries and social security payable (Note 4.h.)	751,954	1,096,627	280,497
Taxes payable (Note 4.i.)	1,164,656	1,887,453	3,420,944
Other debts (Note 4.j.)	716,221	3,338,969	3,582,055

Total Debts	10,768,768	15,076,827	27,430,946

Total current liabilities	10,768,768	15,076,827	27,430,946

Non-current liabilities
Taxes payable (Note 4.i.)	24,181,231	22,749,374	24,599,976
Loans (Note 4.g.)	127,670,143	137,951,054	168,195,964

Total non-current liabilities	151,851,374	160,700,428	192,795,940

Subtotal	162,620,142	175,777,255	220,226,886

Minority interest	104,178	206,709	318,671

SHAREHOLDERS’ EQUITY	430,736,774	391,799,125	358,800,301

Total Liabilities and Shareholders’ Equity	593,461,094	567,783,089	579,345,858

The accompanying notes and schedules are an integral part of these complementary information

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Income

For the periods ended December 31, 2003 and 2002

	December 31, 2003 (Notes 1 and 2) Pesos	December 31, 2002 (Notes 1 and 2) Pesos
Sales
Crops	10,517,868	31,360,919
Beef cattle	11,819,004	7,329,186
Milk	1,831,837	1,114,314
Others	486,798	420,890

Total Sales	24,655,507	40,225,309

Cost of sales (Schedule F)
Crops	(7,143,937)	(26,266,213)
Beef cattle	(8,887,513)	(1,466,188)
Milk	(396,276)	(725,482)
Others	(671,997)	(674,844)

Total cost of sales	(17,099,723)	(29,132,727)

Gross income	7,555,784	11,092,582

Selling expenses (Schedule H)	(2,192,027)	(2,283,481)
Administrative expenses (Schedule H)	(3,320,012)	(1,656,628)
Net gain on sale of farms	1,669,470	—
Gain from inventory holdings (Schedule F)	1,336,662	13,260,418

Operating income	5,049,877	20,412,891

Financial results (Note 4.k.)
Financial income (loss) generated by assets	13,425,571	(22,974,397)
Financial (loss) income generated by liabilities	(12,713,070)	9,944,829
Other expenses
Gains from others fixed assets sales	251,561	42,201
Donations	—	(1,538,628)
Others	1,656	(141,946)
Income from related companies	2,297,495	41,713,655
Management fees (Note 5)	(529,129)	(3,419,171)

Income before income tax and minority interest	7,783,961	44,039,434

Income tax expense	(3,124,337)	(8,047,389)
Minority interest	102,532	112,129

Net income for the period	4,762,156	36,104,174

The accompanying notes and schedules are an integral part of these complementary information.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cash Flow Statements

For the periods ended December 31, 2003 and 2002

	December 31, 2003 (Notes 1, 2 and 3) Pesos	December 31, 2002 (Notes 1, 2 and 3) Pesos
Changes in funds
Funds at the beginning of the period	20,930,230	44,339,538
Funds at the end of the period	20,488,255	31,503,242

Net decrease in funds	(441,975)	(12,836,296)

Causes of changes in funds
Operations activities
Income for the period	4,762,156	36,104,174
Liabilities interest	5,625,120	874,322
Income tax	2,912,584	8,047,389

Adjustments made to reach net funds from operations activities
Results from interest in controlled and related companies	(2,297,495)	(41,713,655)
Minority interest	(102,532)	(112,129)
Increase in allowances and reserves	2,306,749	4,591,002
Amortization and depreciation	1,723,557	1,723,926
Results from inventory holdings	(1,336,662)	(13,260,418)
Financial results	(4,677,012)	2,325,931
Result from sale of fixed assets	(1,921,031)	(42,201)

Changes in operating assets and liabilities
Increase in current investments	5,707,778	—
Decrease in trade accounts receivable	1,843,104	4,288,457
(Increase) decrease in other receivables	(4,687,056)	4,820,375
(Increase) decrease in inventories	(8,987,039)	9,699,801
Decrease in social securities contributions and taxes payable and advances to customers	(3,246,858)	(5,868,542)
Decrease in trade accounts payable	(2,882,602)	(378,415)
Dividends collected	1,104,139	685,411
Decrease in other liabilities	(2,622,748)	(2,190,390)

Net fund (applied to) provided by operations	(6,775,848)	9,595,038

Investment activities
Increase in permanent investments	(1,199,672)	(177,691,603)
Increase in interest in related companies	(5,204,531)	(17,184,676)
Acquisition and upgrading of fixed assets	(3,041,923)	(848,727)
Sale of fixed assets	4,675,446	353,630

Net funds applied to investment activities	(4,770,680)	(195,371,376)

Financing activities
Exercise of Warrant	19,258,074	—
Dividends paid	(1,500,000)	—
Exercise of rights offering on treasury stock	319,437	79,009
Increase in financial loans	—	180,970,530
Decrease in financial loans	(5,667,108)	(6,587,851)
Issuance expenses of Convertible Bonds	(1,305,850)	(1,521,646)

Net funds provided by financing activities	11,104,553	172,940,042

Net decrease in funds	(441,975)	(12,836,296)

Items not involving changes in funds
Transfer of inventory to fixed assets	37,227	11,771
Repayment of financial loans through issue of stock by exercise of conversion right	16,097,982	—

The accompanying notes and schedules are an integral part of these complementary information.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the periods ended December 30, 2003 and 2002

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03 and 441/03 of the Argentine Securities and Exchange Commission, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, as amended by Technical Resolution No. 19, the Balance Sheet as of December 31, 2003, June 30, 2003 and December 31, 2002 and the Income Statements and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules and discontinuation of adjustment for inflation, respectively (see Note 1.b and 1.c to the unaudited basic financial statements).

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of December 31, 2003 and 2002 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at December 31, 2002 and June 30, 2003.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99

Futuros y Opciones.Com S.A.	70.00

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the unaudited basic financial statements.

The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

Intangible Assets – Development expenditures

These expenses include organizational and development costs of the web page incurred until March 31, 2001. These expenses were restated to period-end currency and were depreciated by the straight line method over thirty-six months as from April 1, 2001. For being less than five periods, this depreciation term qualifies under the second option of the transitional rules provided in section 8.2.3. of Technical Resolution No. 17.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated income statement accounts

a.	Cash and banks

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Cash	72,003	43,967	94,692
Foreign currency (Schedule G)	36,870	3,239,854	81,853
Patacones currency	—	—	1,749
Lecop currency	—	—	35
Local currency checking account	1,171,288	645,182	2,229,754
Patacones currency checking account	22	171,891	29,182
Lecop currency checking account	—	62,532	51,364
Foreign currency checking account (Schedule G)	18,970,354	12,370,530	12,039,377
Local currency saving account	18,541	20,583	3,809
Checks to be deposited	215,178	415,481	455,930
Patacones checks to be deposited	—	25,783	22,666

	20,484,256	16,995,803	15,010,411

b.	Investments and Goodwill

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Investment
Investment (Schedule C)	1,655,808	5,459,835	16,920,154

	1,655,808	5,459,835	16,920,154

Investment
Investment from related companies (Schedule C)	209,140,385	202,321,555	185,127,457

	209,140,385	202,321,555	185,127,457

Other investments
Other investments (Schedule C)	146,354,259	139,160,243	163,653,275

	146,354,259	139,160,243	163,653,275

Goodwill
Goodwill (Schedule C)	(19,931,610)	(19,347,598)	(18,852,190)

	(19,931,610)	(19,347,598)	(18,852,190)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Accounts receivable in local currency	5,297,896	5,345,126	3,536,682
Less:
Provision for defaulting debtors (Schedule E)	(449,197)	(479,125)	(639,959)
Accounts receivable in foreign currency (Schedule G)	65,242	2,020,242	10,054,177
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	142,907	13,709	24,105

	5,056,848	6,899,952	12,975,005

d.	Other receivables and prepaid expenses

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Other	636,032	267,392	533,010
Prepaid leases	32,016	1,894,560	35,156
Tax on Minimum Hypothetical Income (Note 2.p.)	521	—	—
Guarantee deposits (Schedule G)	1,446,694	682,027	562,488
Secured by mortgage and under legal proceedings (Schedule G)	1,061,931	531,602	580,602
Prepaid expenses	446,759	864,244	343,153
Surety bonds received	—	—	377,906
Tax prepayments (net of provisions)	5,044,853	201,559	219,621
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,337,986	1,334,692	296,773
Shareholders	455,583	455,583	—

	10,462,375	6,231,659	2,948,709

Non-current
Secured by mortgage (Anexo G)	1,008,000	504,192	990,455
Prepaid leases	—	—	176,466
Other	8,118	11,427	96,098
Tax on Minimum Hypothetical Income	815,556	26,574	151,566
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	—	—	1,064,800

	1,831,674	542,193	2,479,385

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Livestock	15,652,957	13,116,997	15,358,623
Crops	3,782,649	6,301,776	2,491,151
Unharvested crops	9,374,173	1,112,230	10,675,150
Seeds and fodder	139,344	171,486	113,171
Materials and others	1,638,414	1,501,686	2,322,903
Advances to suppliers	1,022,725	637,802	2,082,802

	31,610,262	22,841,977	33,043,800

Non-Current
Livestock	39,315,176	37,796,987	38,128,355

	39,315,176	37,796,987	38,128,355

f.	Trade accounts payable

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Suppliers in local currency	2,693,001	3,759,549	2,454,497
Suppliers in foreign currency (Schedule G)	958,815	436,439	9,388,219
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	448,691	203,335	208,854
Accrual for other expenses (Schedule G)	2,449,997	2,816,293	4,555,578
Accrual for cereal expenses	200,955	108,825	66,770
Accrual for Directors’Fees	3,730	41,806	62,177
Advances to Directors	(2,763)	(37,968)	(33,288)

	6,752,426	7,328,279	16,702,807

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Local financial loans (Note 2.f.)	—	—	3,090,201
Convertible Bonds 2007 Interest payable (Schedule G)	1,383,511	1,425,499	354,442

	1,383,511	1,425,499	3,444,643

Non Current
Convertible Bonds 2007 (Schedule G)	129,704,156	139,450,965	169,679,500
Convertible Bonds 2007 expenses	(2,034,013)	(1,499,911)	(1,483,536)

	127,670,143	137,951,054	168,195,964

h.	Salaries and social security payable

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Vacation, statutory annual bonus allowance	464,318	859,519	—
Social security administration	154,809	138,564	36,225
Salaries payable	125,796	94,607	216,436
Health care scheme	1,979	1,043	15,973
Other	5,052	2,894	11,863

	751,954	1,096,627	280,497

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Accrual for income tax	159,348	6,304,357	4,277,280
Advances to Income tax	—	(4,669,379)	(1,433,611)
Tax on Minimum Hypothetical Income (Note 2.p)	788,336	(124,503)	4,361
Value added tax	7,317	45,164	304,613
Property tax payable	89,746	179,614	218,679
Taxes withheld for income tax	35,059	45,494	23,352
Personal assets tax	—	148,824	—
Sales tax payable	170,066	169,448	15,194
Taxes withheld-Gross sales tax payable	(87,300)	(83,328)	5,432
Taxes withheld-Value added tax payable	—	(134,693)	—
Other	2,084	6,455	5,644

	1,164,656	1,887,453	3,420,944

Non-current
Deferred tax	24,181,231	22,749,374	24,599,976

	24,181,231	22,749,374	24,599,976

j.	Other debts

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Accrual for other expenses (Schedule G)	52,896	—	—
Accrual for Management fees (Note 5)	529,129	3,204,773	3,446,920
Loan to FYO minority shareholders	134,196	134,196	135,135

	716,221	3,338,969	3,582,055

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

k.	Financial results

	December 31, 2003 Income (Loss) Pesos	December 31, 2002 Income (Loss) Pesos
Generated by assets:
Exchange differences and discounts	8,195,254	(21,071,533)
Interest income	122,512	513,634
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	197,372
Bad debts (Schedule E)	29,928	—
Reference stabilization index (CER)	(302,136)	384,310
Tax on debts and credits	(472,117)	(546,945)
Holding results	—	(1,405,717)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	5,846,354	172,208
Others	5,776	235,692
Inflation adjustment	—	(1,453,418)

	13,425,571	(22,974,397)

	December 31, 2003 Income (Loss) Pesos	December 31, 2002 Income (Loss) Pesos
Generated by liabilities:
Holding results	—	33,134
Inflation adjustment	—	1,794,408
Reference stabilization index (CER)	—	(419,022)
Financial expenses
Convertible Bonds issued interest	(5,625,121)	(394,209)
Others	(780,902)	(798,652)
Exchange differences and discounts	(6,307,047)	9,729,170

	(12,713,070)	9,944,829

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
3rd quarter 2003/2002 financial period	—	—	—	—	—	12,975,005	—	—	2,316,026
4th quarter 2003/2002 financial period	—	—	341,810	—	—	—	—	—	—
1st quarter 2004/2003 financial period	—	1,422,315	—	—	6,874,952	—	—	2,471,562	—
2nd quarter 2004/2003 financial period	—	—	—	—	—	—	—	129,130	25,480
3rd quarter 2004/2003 financial period	1,560,891	—	—	4,913,228	—	—	3,880,877	505,786	495,227
4th quarter 2004/2003 financial period	—	—	—	—	—	—	1,618	250,925	151,566
1st quarter 2005/2004 financial period	—	—	—	—	—	—	1,642	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	1,667	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	1,016,118	504,192	495,227
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	781,368	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	146,354,259	139,160,243	163,632,558	—	—	—	—	—	—
Overdue	—	—	—	—	25,000	—	—	—	—
With no stated term	94,917	4,037,520	16,578,344	143,620	—	—	6,610,759	2,912,257	1,944,568

Total	148,010,067	144,620,078	180,552,712	5,056,848	6,899,952	12,975,005	12,294,049	6,773,852	5,428,094

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
At fixed interest rate	146,354,259	139,160,243	163,632,558	—	—	—	2,328,050	1,322,687	1,787,924
At variable interest rate	94,917	4,037,520	16,578,344	—	—	—	571,094	277,048	178,153
Non-interest bearing	1,560,891	1,422,315	341,810	5,056,848	6,899,952	12,975,005	9,394,905	5,174,117	3,462,017

Total	148,010,067	144,620,078	180,552,712	5,056,848	6,899,952	12,975,005	12,294,049	6,773,852	5,428,094

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
3rd quarter 2003/2002 financial period	—	—	16,634,934	—	—	3,090,201	—	—	280,497	—	—	3,224,426	—	—	3,214,857
4th quarter 2003/2002 financial period	—	—	—	—	—	354,442	—	—	—	—	—	—	—	—	—
1st quarter 2004/2003 financial period	—	7,281,456	—	—	1,425,499	—	—	1,083,306	—	—	1,664,184	—	—	3,204,773	—
2nd quarter 2004/2003 financial period	—	—	—	—	—	—	—	13,321	—	—	204,794	182,523	—	—	—
3rd quarter 2004/2003 financial period	6,737,346	—	—	1,383,511	—	—	751,954	—	—	988,183	—	—	582,025	—	—
4th quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—	—	2,795	—	—	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	967	—	—	—	—	—	—	—	—	166,317	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	—	127,670,143	137,951,054	168,195,964	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	10,156	15,680	13,995	—	—	—
With no stated term	14,113	46,823	67,873	—	—	—	—	—	—	24,181,231	22,749,374	24,599,976	134,196	134,196	367,198

Total	6,752,426	7,328,279	16,702,807	129,053,654	139,376,553	171,640,607	751,954	1,096,627	280,497	25,345,887	24,636,827	28,020,920	716,221	3,338,969	3,582,055

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
At fixed interest rate	—	—	—	127,670,143	137,951,054	170,856,900	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	6,752,426	7,328,279	16,702,807	1,383,511	1,425,499	783,707	751,954	1,096,627	280,497	25,345,887	24,636,827	28,020,920	716,221	3,338,969	3,582,055

Total	6,752,426	7,328,279	16,702,807	129,053,654	139,376,553	171,640,607	751,954	1,096,627	280,497	25,345,887	24,636,827	28,020,920	716,221	3,338,969	3,582,055

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria y Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is a conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 of the basic financial statements, exercise their right to convert into stock the tittles they bear.

	December 31, 2003	December 31, 2002
Average appraised stock in circulation	126,260,350	120,204,442

Conversion of debt bonds
Average appraised diluted ordinary stock	320,747,007	170,507,213

	December 31, 2003	December 31, 2002
Earnings for the calculation of basic earnings per share	4,762,156	36,104,174
Exchange differences	6,351,172	(7,739,972)
Interest	5,625,121	351,978
Income tax	(4,154,514)	2,585,798

Earnings for the calculation of diluted earnings per share	12,583,935	31,301,978

	December 31, 2003	December 31, 2002
BASIC Earnings per share
Earnings	4,762,156	36,104,174
Number of shares	126,260,350	120,204,442

Earnings per share	0.04	0.30

	December 31, 2003	December 31, 2002
DILUTED Earnings per share
Earnings	12,583,935	31,301,978
Number of shares	320,747,007	170,507,213

Earnings per share	0.04	0.18

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria y Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7:	DATA PER SEGMENT

As of December 31, 2003:

Description	Crops	Beed Cattle	Milk	Others	Total
Sales	10,517,868	11,819,004	1,831,837	486,798	24,655,507
Assets	93,874,367	137,075,954	10,086,765	352,424,008	593,461,094
Liabilities	4,063,420	1,783,779	9,024	156,763,919	162,620,142
Fixed asset additions	2,291,544	453,614	66,356	230,409	3,041,923
Depreciation of fixed assets	728,932	582,124	48,862	117,214	1,477,132
Amortization of intangible assets	—	—	—	246,425	246,425

Income from related companies	514,687	218,285	70,977	1,493,546	2,297,495

NOTE 8:	SALE OF FARMS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5997 hectares, for an amount of US$ 430,000, fully paid as of the date of execution of the deed. This sale generated a gain of Ps. 583,406 (Pesos Five hundred and eighty three thousand, four hundred and six).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1, 2 and 3)

Schedule A

					Depreciation
Principal Amount	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period	Accumulated at the end of period Pesos	Net carrying value at December 31, 2003 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at December 31, 2002 Pesos
								Amount Pesos
Real estate	124,332,894	31,513	2,397,543	121,966,864	—	—	—	—	—	121,966,864	124,332,894	101,693,198
Wire fences	5,487,465	1,260	—	5,488,725	3	1,290,600	—	86,344	1,376,944	4,111,781	4,196,865	4,264,600
Watering troughs	3,677,240	—	—	3,677,240	3	852,156	—	89,483	941,639	2,735,601	2,825,084	2,914,853
Alfalfa fields and meadows	3,358,824	336,084	1,581,013	2,113,895	12-25-50	2,368,752	1,393,201	230,706	1,206,257	907,638	990,072	909,900
Buildings and constructions	5,573,995	—	—	5,573,995	2	1,881,588	—	48,255	1,929,843	3,644,152	3,692,407	3,962,421
Machinery	9,136,628	10,611	424,581	8,722,658	10	5,547,697	333,677	394,654	5,608,674	3,113,984	3,588,931	4,396,698
Vehicles	1,160,475	96,711	112,212	1,144,974	20	732,760	100,559	94,840	727,041	417,933	427,715	417,899
Tools	192,157	4,034	5,917	190,274	10	120,938	4,028	7,183	124,093	66,181	71,219	74,719
Furniture and equipment	1,099,079	3,211	—	1,102,290	10	701,722	—	43,298	745,020	357,270	397,357	428,635
Breeding livestock	385,598	—	251,843	133,755	20	385,598	251,843	—	133,755	—	—	879
Corral and leading lanes	624,985	14,932	—	639,917	3	109,968	—	10,402	120,370	519,547	515,017	497,571
Roads	1,364,949	—	—	1,364,949	10	717,322	—	62,463	779,785	585,164	647,627	703,775
Facilities	6,022,694	21,388	5,778	6,038,304	10-20-33	2,848,525	—	311,642	3,160,167	2,878,137	3,174,169	3,243,014
Computer equipment	1,290,810	20,349	—	1,311,159	20	966,549	—	66,397	1,032,946	278,213	324,261	254,804
Planes	10,444	—	10,444	—	10	10,444	10,444	—	—	—	—	—
Silo plants	1,166,150	—	—	1,166,150	2	252,571	—	31,465	284,036	882,114	913,579	832,707
Constructions in progress	2,331,204	2,539,057	(5,778)	4,876,039	—	—	—	—	—	4,876,039	2,331,204	2,592,516
Advances to suppliers	82,445	—	64,614	17,831	—	—	—	—	—	17,831	82,445	116,654

Total at December 31, 2003	167,298,036	3,079,150	4,848,167	165,529,019		18,787,190	2,093,752	1,477,132	18,170,570	147,358,449		—

Total at June 30, 2003	145,825,463	31,208,768	9,736,195	167,298,036		17,593,154	1,887,815	3,081,851	18,787,190		148,510,846

Total at December 31, 2002	145,839,547	860,498	1,105,606	145,594,439		17,594,930	794,177	1,488,843	18,289,596			127,304,843

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Intangible Assets

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the period Pesos	Additions Pesos	Deductions Pesos	Value at the end of period Pesos	Amortization				Net carrying value at December 31, 2003 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at December 31, 2002 Pesos
					Accumulated at the beginning of period Pesos	Current period		Accumulated at the end of period Pesos
						Rate %	Amount Pesos

Development expenditures	1,410,368	—	—	1,410,368	1,057,774	33.33	235,062	1,292,836	117,532	352,593	587,713
Brands and patents	18,938	—	—	18,938	1,895		11,363	13,258	5,680	17,044	18,941

Total at December 31, 2003	1,429,306	—	—	1,429,306	1,059,669		246,425	1,306,094	123,212	—	—

Total at June 30, 2003	1,429,306	—	—	1,429,306	587,653		472,016	1,059,669		369,637

Total at December 31, 2002	1,429,446	—	—	1,429,446	587,710		235,082	822,792			606,654

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at December 31, 2003 Pesos	Value at June 30, 2003 Pesos	Value at December 31, 2002 Pesos	Market value	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in pesos		—	2,888,061	—
Fondo Citi Funds in dollars		—	—	16,490,032
Fondo Letes Banco Francés		—	—	1,068
Fondo especial Banco Río in pesos		—	1,042,426	2,799
Fondo plazo fijo Banco Río in dollars	1,778	3,999	3,940	—	2.249156
Fondo Letes Banco Río		—	—	2,946

		3,999	3,934,427	16,496,845

Notes and Convertible Bonds
Convertible Bonds 2007 - IRSA		1,560,891	1,422,315	341,810
Bonos Global 2010	110,000	90,288	102,463	81,499	0.820800
Bocon Pro 1	157,647	630	630	—	0.003996

		1,651,809	1,525,408	423,309

Total current investments		1,655,808	5,459,835	16,920,154

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	1,981,819	12,447,201
Shares	893,069	4,313,051	4,971,181	4,182,229
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		15,500,066	16,158,196	15,369,244

CACTUS ARGENTINA S.A.					unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	389,740	6,145,287
Shares	650,000	937,025	742,155	786,074
Contribution on account of future subscriptions of shares		2,135,618	2,135,618	2,135,618

		3,072,643	2,877,773	2,921,692

IRSA Inversiones y Representaciones S.A.
Shares	50,106,350	190,567,676	183,285,586	166,836,521	listed	Real state	229,289,058	32,413,000	872,050,000

		190,567,676	183,285,586	166,836,521

	Subtotal	209,140,385	202,321,555	185,127,457

Other Investments
Convertible Bonds 2007 - IRSA	49,943,188	146,333,542	139,139,526	163,632,558
Coprolán		20,717	20,717	20,717	unlisted

	Subtotal	146,354,259	139,160,243	163,653,275

Goodwill
Goodwill		989,514	1,319,353	1,649,351
IRSA negative goodwill		(20,921,124)	(20,666,951)	(20,501,541)

	Subtotal	(19,931,610)	(19,347,598)	(18,852,190)

Total non-current investments		335,563,034	322,134,200	329,928,542

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Allowances and Provisions

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1, 2, and 3 )

Schedule E

Item	Opening balances Pesos	Increases Pesos	Deductions (1) Pesos	Inflation adjustment Pesos	Value at December 31, 2003 Pesos	Value at June 30, 2003 Pesos	Value at December 31, 2002 Pesos
Deducted from asset
Defaulting debtors	479,125	—	(29,928)		449,197	479,125	639,959

Total at December 31, 2003	479,125	—	(29,928)	—	449,197

Total at June 30, 2003	802,934	50,000	(286,146)	(87,663)		479,125

Total at December 31, 2002	764,859	—	(79,908)	(44,992)			639,959

(1)	The accounting appropriation is included in Note 4.k.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of sales

For the periods ended December 31, 2003 and 2002

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos		December 31, 2002 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	48,619,300	35,474,964	2,294,684	1,467,703	—	—	50,913,984		36,942,667
Crops	6,301,776	25,224,842	—	—	—	—	—	—	6,301,776		25,224,842
Unharvested crops	1,112,230	835,369	—	—	—	—	—	—	1,112,230		835,369
Seeds and fodder	—	—	112,517	295,144	58,969	115,446	—	—	171,486		410,590
Materials	1,222,255	2,749,643	—	—	33,362	51,738	246,069	293,406	1,501,686		3,094,787

	8,636,261	28,809,854	48,731,817	35,770,109	2,387,015	1,834,887	246,069	293,406		60,001,162		66,508,255
Holding results	—	—	1,107,212	12,666,177	229,450	594,241	—	—		1,336,662		13,260,418
Commodities market results	753,010	(894,855)	—	—	—	—	—	—		753,010		(894,855)
Transfer of Inventories to expenses	(164,529)	(93,190)	(31,252)	(35,157)	—	—	—	—		(195,781)		(128,347)
Transfer of Inventories to fixed assets	(35,860)	(11,390)	—	—	—	—	(1,367)	(381)		(37,227)		(11,771)
Transfer of Unharvested crops to expenses	(2,783,694)	(2,613,377)	(149,777)	(236,421)	(204,552)	(124,038)	(283,890)	(250,808)		(3,421,913)		(3,224,644)
Recovery of Inventories	—	—	139,734	187,178	(139,734)	(187,178)	—	—		—		—
Purchases	11,876,012	12,553,034	4,100,893	1,310,586	563,961	111,877	277,057	291,138		16,817,923		14,266,635
Operating expenses (Schedule H)	3,397,918	3,703,455	6,765,873	3,475,779	933,330	683,699	651,479	583,458		11,748,800		8,446,389
Less:
Inventories at the end of the period
Beef cattle	—	—	(51,714,262)	(51,586,417)	(3,253,971)	(1,900,561)	—	—	(54,968,133)		(53,486,978)
Crops	(3,782,649)	(2,491,151)	—	—	—	—	—	—	(3,782,649)		(2,491,151)
Unharvested crops	(9,374,173)	(10,675,150)	—	—	—	—	—	—	(9,374,173)		(10,675,150)
Seeds and fodder	—	—	(62,725)	(62,554)	(76,619)	(50,617)	—	—	(139,344)		(113,171)
Materials	(1,378,359)	(2,021,017)	—	(23,091)	(42,704)	(36,828)	(217,351)	(241,967)	(1,638,414)	(69,902,713)	(2,322,903)	(69,089,353)

Cost of Sales	7,143,937	26,266,213	8,887,513	1,466,188	396,276	725,482	671,997	674,844		17,099,723		29,132,727

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign currency assets and liabilities

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1, 2, and 3 )

Schedule G

	December 31, 2003				June 30, 2003			December 31, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	6,599,731	2.88	19,007,224	US$	5,781,624	15,610,384	US$	3,681,031	12,121,230
Investments:
Mutual funds	US$	1,389	2.88	3,999	US$	1,459	3,938	US$	5,007,769	16,490,032
Convertible Bonds 2007 - IRSA	US$	541,976	2.88	1,560,891	US$	507,970	1,422,315	US$	103,802	341,810
Trade accounts receivable
Accounts receivable	US$	22,653	2.88	65,242	US$	748,238	2,020,242	US$	3,053,299	10,054,177
Other receivables and prepaid expenses:
Secured by mortgages	US$	368,726	2.88	1,061,931	US$	—	—	US$	—	—
Guarantee deposits	US$	502,324	2.88	1,446,694	US$	252,603	682,027	US$	191,306	562,488
Non-Current Asset
Other receivables and prepaid expenses:
Secured by mortgages	US$	350,000	2.88	1,008,000	US$	—	—	US$	—	—
Investments:
Convertible Bonds 2007 - IRSA	US$	49,943,188	2.93	146,333,542	US$	49,692,688	139,139,526	US$	49,692,688	163,632,558

Total Asset	US$	58,329,987		170,487,523	US$	56,984,582	158,878,432	US$	61,729,895	203,202,295

Current liabilities
Debts:
Suppliers	US$	327,241	2.93	958,815	US$	155,871	436,439	US$	2,766,456	9,388,219
Accrual for other expenses	US$	155,191	2.93	454,710	US$	168,608	472,102	US$	687,492	2,333,066
Loans:
Convertible Bonds 2007	US$	472,188	2.93	1,383,511	US$	509,107	1,425,499	US$	104,445	354,442
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	44,267,630	2.93	129,704,156	US$	49,803,916	139,450,965	US$	50,000,000	169,679,500

Total Liabilities	US$	45,222,250		132,501,192	US$	50,637,502	141,785,005	US$	53,558,393	181,755,227

US$: US dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended December 31, 2003 and 2002

(Notes 1, 2, and 3)

Schedule H

Items	Total December 31, 2003 Pesos	Operating Expenses					Expenses		Total December 31, 2002 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	3,730	—	—	—	—	—	—	3,730	50,747
Fees and payments for services	703,149	174,876	50,788	87,862	4,500	31,726	—	528,273	461,731
Salaries and wages	3,508,643	1,354,032	260,260	802,487	148,420	142,865	18,210	2,136,401	1,702,099
Social security contributions	438,033	212,803	65,634	105,949	9,037	32,183	3,997	221,233	321,753
Taxes, rates and contributions	219,284	199,550	58,735	112,865	12,388	15,562	—	19,734	124,377
Gross sales taxes	288,287	—	—	—	—	—	288,287	—	323,627
Office and administrative expenses	145,114	60,939	—	3,655	—	57,284	—	84,175	209,303
Bank commissions and expenses	22,107	16,150	2,988	6,810	163	6,189	—	5,957	27,935
Depreciation of fixed assets	1,477,132	1,397,490	682,153	576,440	113,200	25,697	—	79,642	1,488,843
Vehicle and travelling expenses	251,604	161,361	63,699	81,637	8,096	7,929	2,555	87,688	216,428
Spare parts and repairs	521,117	521,117	228,531	249,162	42,362	1,062	—	—	331,876
Insurance	161,495	16,378	7,176	7,899	552	751	—	145,117	179,505
Employees’ maintenance	79,853	71,853	15,213	50,182	2,929	3,529	—	8,000	73,217
Amortization of intangible assets	246,425	246,425	—	—	—	246,425	—	—	235,082
Livestock expenses	5,110,644	4,455,896	—	4,455,896	—	—	654,748	—	2,270,505
Dairy farm expenses	584,715	584,715	—	—	584,715	—	—	—	476,055
Agricultural expenses	3,040,597	1,833,717	1,833,717	—	—	—	1,206,880	—	3,553,075
Silo expenses	123,395	123,395	123,395	—	—	—	—	—	100,588
Coal expenses	8,060	1,747	—	—	—	1,747	6,313	—	23,492
Firewood expenses	338	—	—	—	—	—	338	—	11,717
FyO expenses	76,680	65,981	—	—	—	65,981	10,699	—	28,325
General expenses	250,237	250,175	5,629	225,029	6,968	12,549	—	62	170,581
Contributions and services	—	—	—	—	—	—	—	—	5,637

Total at December 31, 2003	17,260,639	11,748,600	3,397,918	6,765,873	933,330	651,479	2,192,027	3,320,012

Total at December 31, 2002		8,446,389	3,703,455	3,475,779	683,699	583,456	2,283,481	1,656,628	12,386,498

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as at December 31, 2003, June 30, 2003 and December 31, 2002

	December 31, 2003 (Notes 1 and 2) Pesos	June 30, 2003 (Notes 1 and 2) Pesos	December 31, 2002 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	19,903,682	16,804,920	14,725,941
Investments (Note 8.b.)	1,655,808	5,459,835	16,920,154
Trade accounts receivable (Note 8.c.)	3,941,177	6,216,651	12,575,846
Other receivables and prepaid expenses (Note 8.d.)	10,672,132	6,132,962	2,762,359
Inventories (Note 8.e.)	31,429,530	22,086,691	32,781,226

Total Current Assets	67,602,329	56,701,059	79,765,526

Non-Current Assets
Other receivables and prepaid expenses (Note 8.d.)	1,789,368	504,192	2,327,819
Inventories (Note 8.e.)	35,852,040	34,947,790	34,429,411
Investments (Note 8.b.)	220,366,049	213,361,465	196,486,515
Other investments (Note 8.b.)	146,354,259	139,160,243	163,653,275
Fixed assets, net (Schedule A)	141,427,910	141,882,382	120,588,968

Subtotal Non-Current Assets	545,789,626	529,856,072	517,485,988

Goodwill (Note 8.b.)	(19,931,610)	(19,347,598)	(18,852,190)

Total Non-Current Assets	525,858,016	510,508,474	498,633,798

Total Assets	593,460,345	567,209,533	578,399,324

	December 31, 2003 (Notes 1 and 2) Pesos	June 30, 2003 (Notes 1 and 2) Pesos	December 31, 2002 (Notes 1 and 2) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	5,995,956	7,225,215	16,474,155
Loans (Note 8.g.)	1,383,511	1,425,499	3,444,643
Salaries and social security payable (Note 8.h.)	689,109	1,052,445	266,528
Taxes payable (Note 8.i.)	959,654	1,769,547	3,207,143
Other debts (Note 8.j.)	2,913,384	4,108,839	4,172,908

Total Debts	11,941,614	15,581,545	27,565,377

Total Current Liabilities	11,941,614	15,581,545	27,565,377

Non-Current Liabilities
Taxes payable (Note 8.i.)	23,111,814	21,877,809	23,605,620
Loans (Note 8.g.)	127,670,143	137,951,054	168,195,964
Other debts (Note 8.j.)	—	—	232,062

Total Non-Current Liabilities	150,781,957	159,828,863	192,033,646

Total liabilities	162,723,571	175,410,408	219,599,023

SHAREHOLDERS’ EQUITY (as per corresponding statement)	430,736,774	391,799,125	358,800,301

Total Liabilities and Shareholders’ Equity	593,460,345	567,209,533	578,399,324

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang

Vice-Chairman

in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Income Statement

For the periods ended December 31, 2003 and 2002

	December 31, 2003 (Notes 1 and 2) Pesos	December 31, 2002 (Notes 1 and 2) Pesos
Sales
Crops	10,517,868	31,360,919
Beef cattle	11,071,481	6,541,897
Milk	1,831,837	1,114,314
Other	98,775	37,973

Total Sales	23,519,961	39,055,103

Cost of sales (Schedule F)
Crops	(7,143,937)	(26,266,213)
Beef cattle	(8,386,427)	(955,018)
Milk	(396,276)	(725,482)
Other	(1,418)	(2,671)

Total cost of sale	(15,928,058)	(27,949,384)

Gross income	7,591,903	11,105,719

Selling expenses (Schedule H)	(2,102,952)	(2,209,660)
Administrative expenses (Schedule H)	(3,236,153)	(1,600,794)
Net gain on sale of farms	1,085,345	—
Gain from inventory holdings (Schedule F)	1,240,082	12,213,955

Operating income	4,578,225	19,509,220

Financial Results (Note 8.k.)
Financial gain (loss) generated by assets	13,414,757	(22,847,520)
Financial (loss) gain generated by liabilities	(12,748,247)	9,891,646
Other expenses:
Gains from others fixed assets sales	251,561	39,684
Donations	—	(1,538,628)
Others	1,656	(141,947)
Gain from related companies	2,483,250	41,890,167
Management fees (Note 5)	(529,129)	(3,419,171)

Income before income tax	7,452,073	43,383,451

Income tax expense (Note 6)	(2,689,917)	(7,279,277)

Net income for the period	4,762,156	36,104,174

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vice-Chairman
in charge of the Presidency

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

For the periods ended December 31, 2003 and 2002

(Notes 1 and 2)

Items	Shareholders’ contributions					Legal reserve Pesos	Retained earnings Pesos	Total at December 31, 2003 Pesos	Total at December 31, 2002 Pesos
	Common stock (Note 3) Pesos	Treasury stock (Note 3) Pesos	Inflation adjustment of Common stock Pesos	Paid-in capital Pesos	Total Pesos
Balances at the beginning of the period	124,098,095	572,437	166,218,124	89,991,775	380,880,431	5,833,163	5,085,531	391,799,125	322,617,118

Subscription of incentive plan (Note 12)	319,437	(319,437)			—		319,437	319,437	79,009

Conversion of bonds in common stock (Note 13)	10,902,481			5,195,501	16,097,982			16,097,982	—

Exercise of Warrants	10,801,332			8,456,742	19,258,074			19,258,074	—

Appropriation of profits resolved by Shareholders’ Meeting held on October 31, 2003
Increase in legal reserve						254,277	(254,277)	—	—
Cash dividends							(1,500,000)	(1,500,000)	—

Net income for the period							4,762,156	4,762,156	36,104,174

Balances at December 31, 2003	146,121,345	253,000	166,218,124	103,644,018	416,236,487	6,087,440	8,412,847	430,736,774	—

Balances at December 31, 2002	120,227,102	4,057,290	166,239,698	89,791,545	380,315,635	5,833,596	(27,348,930)		358,800,301

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang

Vice-Chairman

in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cash Flow Statement

For the periods ended December 31, 2003 and 2002

	December 31, 2003 (Notes 1 and 2) Pesos	December 31, 2002 (Notes 1 and 2) Pesos
Changes in funds
Funds at the beginning of the period	20,739,347	44,184,079
Funds at the end of the period	19,907,681	31,218,772

Net decrease in funds	(831,666)	(12,965,307)

Causes of changes in funds
Operations activities
Income for the period	4,762,156	36,104,174
Liabilities interest	5,625,120	874,322
Income tax	2,478,164	7,279,277

Adjustments made to reach net cash flow from operations activities
Results from interest in controlled and related companies	(2,483,250)	(41,890,167)
Increase in allowances and reserves	2,306,749	4,591,002
Amortization and depreciation	1,358,544	1,409,653
Results from inventory holdings	(1,240,082)	(12,213,955)
Financial results	(4,677,012)	2,177,024
Result from sale of fixed assets	(1,336,906)	(39,684)

Changes in operating assets and liabilities
Decrease in current investments	5,707,778	—
Decrease in trade accounts receivable	486,106	4,368,705
(Increase) decrease in other receivables	(3,119,130)	4,795,316
(Increase) decrease in inventories	(9,044,234)	9,897,184
Decrease in social securities charges & taxes payable and advances to customers	(3,198,756)	(5,887,743)
Decrease in trade accounts payable	(3,536,008)	(526,981)
Dividends collected	1,104,139	685,411
Decrease in other liabilities	(1,195,455)	(2,163,528)

Net funds (applied to) provided by operations	(6,002,077)	9,460,010

Investment activities
Increase in permanent investments	(1,199,672)	(177,691,603)
Increase in interest in related companies	(5,204,531)	(17,184,676)
Acquisition and upgrading of fixed assets	(3,043,197)	(831,407)
Sale of fixed assets	3,513,258	342,327

Net funds applied to investment activities	(5,934,142)	(195,365,359)

Financing activities
Exercise of Warrants	19,258,074	—
Dividends paid	(1,500,000)	—
Exercise of rights offering on treasury stock	319,437	79,009
Increase in financial loans	—	180,970,530
Decrease in financial loans	(5,667,108)	(6,587,851)
Issuance expenses of Convertible Bonds	(1,305,850)	(1,521,646)

Net funds provided by financing activities	11,104,553	172,940,042

Net decrease in funds	(831,666)	(12,965,307)

Items not involving changes in funds
Transfer of inventory to fixed assets	37,227	11,771
Repayment of financial loans through issue of stock by exercise of conversion right	16,097,982	—

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements

For the periods ended on December 31, 2003 and 2002

NOTE 1:	STANDARDS ACCOUNTING

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, as approved, with certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires and the Argentine Securities Commission.

b.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Professional Council of Economic Sciences of the City of Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Argentine Federation of Professional Councils in Economic Sciences, as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal periods ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Argentine Securities and Exchange Commission on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the Professional Council of Economic Sciences of the City of Buenos Aires, by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of December 31, 2003, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001.

The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement.

Amounts corresponding to the year ended on June 30, 2003 are exposed only for comparative effect in the Balance Sheet, Notes and Schedules.

Amounts corresponding to the period ended on December 31, 2002 have been restated at February 28, 2003 for purposes of presentation on a comparative basis.

In the income statement for this fiscal period, the result from exposure to changes in the purchasing power of the currency and the financial results are both included in “Financial Results”.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 1:	(Continued)

Financial statements corresponding to the six month economic periods ended prior to December 31, 2003 and 2002 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period. Results for the six month economic periods ended prior to December 31, 2003 and 2002 do not necessarily reflect the proportion of the company’s result for such complete periods.

c.	New Accounting Standards

The Professional Council of Economic Sciences of the City of Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 4, 5, 6, 8, 9, 11 and 14” and 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Argentine Securities and Exchange Commission, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which will be in force for fiscal years initiated as from January 1, 2003.

Additionally, the Professional Council of Economic Sciences of the City of Buenos Aires, enacted Technical Resolution N° 21 “Proportional value- merge of financial statements- information to provide on related parties” through Resolution M.D. N° 5/2003. The abovementioned Technical Resolution and amendments were in force for fiscal periods started as from April 1, 2003. However, the Argentine Securities Commission has not adopted such Technical Resolution to the date of presentation of these financial statements.

The main modifications included by the above mentioned technical resolutions, which would imply significant adjustments on the company’s accounting statements. The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments and the valuation of receivables and payables with no stated rate at their current value.

In addition, there are certain transitional rules that allow, and sometimes require, to apply prospectively the valuation and disclosure criteria introduced by the new accounting regulations, thus affecting comparability of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 1:	(Continued)

The following table contains changes in comparative Financial Statements:

Description	Effect on results at December 31, 2002 Income (Loss) Pesos
Application of Deferred Tax (vs. Current Tax method)	(2.975,954)
Market value of premiums for forward transactions	(351,228)
Registration in Long Term Investments of Adjustment of Results of Previous Fiscal Periods in related companies	8,625,670

Total	5,298,488

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, except as stated in note 1.c., which explains the changes in rules and adjustments of results of previous fiscal periods.

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies and assets’ recoverable value. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at December 31, 2003.

d.	Temporary investments

Mutual funds and notes and convertible bonds are carried at market value as of period-end. Temporary investments do not exceed their recoverable value estimated at fiscal period-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Futures and Options

Futures and options relate to cereal commitments deliverable at a previously agreed price (see Note 4) and are carried at market value at fiscal period-end.

h.	Other receivables and payables

Miscellaneous receivables and payables have been valued at agreed values plus interest accrued at fiscal period-end.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

Holdings at December 31, 2003 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	21.85

Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. at December 31, 2003, June 30, 2003 and December 31, 2002 are presented as complementary information.

At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

2.	Other Investments

-	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the amount existing at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

-	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost, see Note 1.b.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

-	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, restated into period-end currency by applying the coefficients mentioned in Note. 1.b.

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

l.	Fixed assets

-	Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 1 b., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

-	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances and changes during the period have been restated into period-end currency following the criteria set forth in Note 1.b.

n.	Results for the period

The results for the period are disclosed in the paid cost.

The statement of income shows the financial results generated by assets and liabilities. Note 8.k. includes a breakdown of this information.

Financial results were segregated into results generated by assets and those generated by liabilities in the notes to the unaudited financial statements.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 2:	(Continued)

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2001	119,669,749	119,669,749	119,669,749
Preferred offering Fiscal year ended June 30, 2002	2,353	2,353	2,353
Incentive Plan Fiscal year 02	480,000	480,000	480,000
Incentive Plan Fiscal year 03	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 13)-Fiscal year 2003	386,140	386,140	386,140
Incentive Plan - Fiscal year 04-1st and 2nd quarter	319,437	319,437	319,437
Conversion of bonds in common stock (Note 13)-Fiscal year 2004-1st and 2nd quarter	10,902,481	10,902,481	10,902,481
Exercise of Warrants (Note13)-Fiscal year 2004-1st and 2nd quarter	10,801,332	10,801,332	10,801,332

Common and treasury stock at December 31, 2003	146,121,345	146,121,345	146,121,345

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 3:	(Continued)

At December 31, 2003 the common and treasury stock consisted of 146,121,345 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, which were available in the market.

NOTE 4:	FUTURES

At December 31, 2003 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	13,600	323.35	(99,944)
Corn	17,780	106.29	(33,598)
Wheat	14,960	168.35	(58,467)

OPTIONS – C.B.O.T. – PURCHASE CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	293.95	135,124
Corn	45,720	90.55	305,984
Wheat	14,960	146.64	176,900

OPTIONS – C.B.O.T. – SELL PUT – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	252.62	(127,928)
Corn	45,720	94.48	(102,595)
Wheat	14,960	142.63	(56,468)

OPTIONS – C.B.O.T.-PURCHASE PUT – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	13,600	264.56	199,887

OPTIONS – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$
Corn	3,100	100.26	(14,923)

OPTIONS – SELL PUT – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	200	100.00	(630)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 4:	(Continued)

FUTURES – C.B.O.T. – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Corn-purchase	3,100	89.00	287,959

At December 31, 2002 the Company had arranged futures and options on the forward market as follows:

FUTURES – C.B.O.T. – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$(2)
Wheat-purchase	1,360	126.03	171,401

OPTIONS – C.B.O.T. – PURCHASE CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	5,032	213.12	43,326

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	5,032	242.51	(18,939)

OPTIONS – C.B.O.T. – SELL PUT – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	5,080	109.25	(60,847)

FUTURES – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Total amount US$(2)
Soybean-sell	1,000	146.00	146,000
Corn-purchase	3,100	85.08	263,748

FUTURES – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$(2)
Wheat-sell	200	116.00	23,200

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – PURCHASE CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	900	152.00	3,150
Corn	3,500	92.00	9,695

OPTIONS – SELL CALL – SEASON 2002/2003

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	4,400	88.18	(16,256)

(1)	Strike price without deducting expenses.
(2)	Premiums paid (collected).

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Article N° 271 of Law N° 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements at December 31, 2003 include an accrual and charge for an amount of Ps. 529,129 for this concept.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 6:	(Continued)

-	Deferred assets:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,257,115	(6,335)	250,802	2,501,582

Charge to results	66,425	(10,475)	(253,313)	(197,363)

Closing Balance	2,323,540	(16,810)	(2,511)	2,304,219

-	Deferred liabilities:

	Fixed Assets	Inventories	Investments	Provisions	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,706)	(1,001,793)	(24,379,392)

Charge to results	(672,657)	(126,038)	2,269	(240,215)	(1,036,641)

Closing Balance	(13,691,700)	(10,481,888)	(437)	(1,242,008)	(25,416,033)

Net liabilities at period-end as per the information included in the preceding tables amount to Ps. 23,111,814.

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Description	December 31, 2003	December 31, 2002
Income before income tax	7,452,073	43,383,451
Tax rate	35%	35%

Net results at tax rates:	2,608,226	15,184,208
Permanent differences at tax rate:
Restatement into constant currency	724,011	6,028,916
Penalties	847	700
Donations	(92,333)	8,088
Amortization FYO Goodwill	55,066	54,489
Result from purchase and sale of stock	244,230	—
Loss from related companies	(869,138)	(14,661,558)
Miscellaneous permanent differences	19,008	664,434

	2,689,917	7,279,277

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 6:	(Continued)

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 2,323,540 and may be offset against taxable income of future fiscal periods, as follows:

Origination year	Amount	Expiration Year
2003	2,323,540	2008

NOTE 7:	TRANSACTIONS WITH SUBSIDIARIES LAW 19550 ARTICLE 33

As of December 31, 2003 and 2002 the results with Subsidiaries Law 19,550 and related companies are as follows:

	December 31, 2003	December 31, 2002
Inversiones Ganaderas S.A.
Interest	(37,562)	46,288

Futuros y Opciones.Com S.A.
Selling expenses	(18,102)	—
Administrative fees	9,600	9,597

Cactus Argentina S.A.
Interest	4,739	27,002
Livestock expenses	(1,841,345)	(340,664)
Administrative services	48,720	24,001
Others	—	2,005

Inversiones y Representaciones S.A.
Interest	—	197,372
Fees from sharing services	256,000	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Cash	58,924	26,191	68,198
Foreign currency (Schedule G)	36,870	3,239,854	81,853
Patacones currency	—	—	1,749
Lecop currency	—	—	35
Local currency checking account	675,868	534,711	1,972,171
Patacones currency checking account	22	171,891	29,182
Lecop currency checking account	—	62,532	51,364
Foreign currency checking account (Schedule G)	18,898,279	12,370,530	12,039,377
Local currency saving account	18,541	6,181	3,416
Checks to be deposited	215,178	367,247	455,930
Patacones checks to be deposited	—	25,783	22,666

	19,903,682	16,804,920	14,725,941

b.	Investments and Goodwill

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Investment
Investment (Schedule C)	1,655,808	5,459,835	16,920,154

	1,655,808	5,459,835	16,920,154

Investment
Investment from related companies (Schedule C)	220,366,049	213,361,465	196,486,515

	220,366,049	213,361,465	196,486,515

Other investments
Other investments (Schedule C)	146,354,259	139,160,243	163,653,275

	146,354,259	139,160,243	163,653,275

Goodwill
Goodwill (Schedule C)	(19,931,610)	(19,347,598)	(18,852,190)

	(19,931,610)	(19,347,598)	(18,852,190)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Accounts receivable in local currency	4,209,462	4,627,834	3,061,582
Less:
Provision for defaulting debtors (Schedule E)	(424,197)	(454,125)	(614,784)

	3,785,265	4,173,709	2,446,798
Accounts receivable in foreign currency (Schedule G)	63,648	2,011,421	10,054,177
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	78,555	17,812	50,766
Cactus Argentina S.A.	13,709	13,709	24,105

	3,941,177	6,216,651	12,575,846

d.	Other receivables and prepaid expenses

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Other	622,708	255,260	493,540
Prepaid leases	32,016	1,894,560	35,156
Guarantee deposits (Schedule G)	1,446,694	682,027	562,488
Secured by mortgage and under legal proceedings (Schedule G)	1,061,931	531,602	580,602
Prepaid expenses	446,759	864,244	340,876
Surety bonds received	—	—	377,906
Tax prepayments (net of provisions)	4,947,145	91,391	51,250
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,337,986	1,334,692	296,773
Futuros y Opciones.Com S.A.	321,310	23,603	23,768
Shareholders	455,583	455,583	—

	10,672,132	6,132,962	2,762,359

Non-current
Secured by mortgage (Schedule G)	1,008,000	504,192	990,455
Prepaid leases	—	—	176,466
Other	—	—	96,098
Tax on Minimum Hypothetical Income	781,368	—	—
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	—	—	1,064,800

	1,789,368	504,192	2,327,819

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Livestock	15,535,226	12,444,817	15,213,514
Crops	3,782,649	6,301,776	2,491,151
Unharvested crops	9,374,173	1,112,230	10,675,150
Seeds and fodder	139,344	165,355	113,171
Materials and others	1,580,539	1,424,711	2,215,062
Advances to suppliers	1,017,599	637,802	2,073,178

	31,429,530	22,086,691	32,781,226

Non-Current
Livestock	35,852,040	34,947,790	34,429,411

	35,852,040	34,947,790	34,429,411

f.	Trade accounts payables

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Suppliers in local currency	1,970,472	3,733,066	2,286,377
Suppliers in foreign currency (Schedule G)	924,954	436,439	9,388,219
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	434,578	156,512	184,778
Futuros y Opciones.Com S.A. (Schedule G)	14,033	—	—
Accrual for other expenses (Schedule G)	2,449,997	2,786,535	4,530,087
Accrual for Directors’Fees	3,730	41,806	51,212
Advances to Directors	(2,763)	(37,968)	-33,288
Accrual for cereal expenses	200,955	108,825	66,770

	5,995,956	7,225,215	16,474,155

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Local financial loans (Note 2.f.)	—	—	3,090,201
Convertible Bonds 2007 Interest payable (Schedule G)	1,383,511	1,425,499	354,442

	1,383,511	1,425,499	3,444,643

Non-Current
Convertible Bonds 2007 (Schedule G)	129,704,156	139,450,965	169,679,500
Convertible Bonds 2007 expenses	(2,034,013)	(1,499,911)	(1,483,536)

	127,670,143	137,951,054	168,195,964

h.	Salaries and social security payable

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Vacation, statutory annual bonus allowance	436,826	846,198	—
Social security administration	135,266	123,385	35,730
Salaries payable	111,956	80,180	203,862
Health care scheme	1,979	780	15,973
Other	3,082	1,902	10,963

	689,109	1,052,445	266,528

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Accrual for income tax	—	6,099,825	4,099,118
Advances to Income tax	—	(4,669,379)	(1,433,611)
Tax on Minimum Hypothetical Income (Note 2.p.)	781,367	—	—
Value Added Tax	7,317	45,164	304,613
Property tax payable	79,590	170,389	210,328
Taxes withheld for income tax	26,427	43,289	21,263
Others	—	148,824	—
Gross sales taxes	152,265	149,468	—
Taxes withheld-Gross sales taxes	(87,312)	(83,340)	5,432
Taxes withheld-Value Added Tax	—	(134,693)	—

	959,654	1,769,547	3,207,143

Non-Current
Deferred tax	23,111,814	21,877,809	23,605,620

	23,111,814	21,877,809	23,605,620

j.	Other debts

	December 31, 2003 Pesos	June 30, 2003 Pesos	December 31, 2002 Pesos
Current
Accrual for Management fees (Note 5)	529,129	3,204,773	3,446,920
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	2,384,255	721,043	442,368
Futuros y Opciones.Com S.A.	—	183,023	283,620

	2,913,384	4,108,839	4,172,908

Non-current
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	—	—	232,062

	—	—	232,062

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 8:	(Continued)

k.	Financial results

	December 31, 2003 Income (loss) Pesos	December 31, 2002 Income (loss) Pesos
Generated by assets:
Exchange differences and discounts	8,182,662	(21,031,043)
Interest income	94,913	434,901
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	—	197,372
Bad debts (Schedule E)	29,928	—
Reference stabilization index (CER)	(302,136)	384,310
Tax on debts and credits	(443,589)	(542,358)
Holding results	—	(1,405,717)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	5,846,354	172,208
Others	6,625	235,692
Inflation adjustment	—	(1,292,885)

	13,414,757	(22,847,520)

	December 31, 2003 Income (loss) Pesos	December 31, 2002 Income (loss) Pesos
Generated by liabilities:
Holding results	—	33,134
Inflation adjustment	—	1,733,270
Reference stabilization index (CER)	—	(419,022)
Financial expenses
Convertible Bonds issued interest	(5,625,121)	(394,209)
Others	(817,230)	(789,199)
Exchange differences and discounts	(6,305,896)	9,727,672

	(12,748,247)	9,891,646

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 9:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
3rd quarter 2003/2002 financial period	—	—	—	—	—	12,575,846	—	—	2,267,132
4th quarter 2003/2002 financial period	—	—	341,810	—	—	—	—	—	—
1st quarter 2004/2003 financial period	—	1,422,315	—	—	—	—	—	2,123,058	—
2nd quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	495,227
3rd quarter 2004/2003 financial period	1,560,891	—	—	3,941,177	—	—	3,875,503	504,192	—
4th quarter 2004/2003 financial period	—	—	—	—	6,216,651	—	—	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	1,008,000	504,192	495,227
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	781,368	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	146,354,259	139,160,243	163,653,275	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated term	94,917	4,037,520	16,578,344	—	—	—	6,796,629	3,505,712	1,832,592

Total	148,010,067	144,620,078	180,573,429	3,941,177	6,216,651	12,575,846	12,461,500	6,637,154	5,090,178

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
At fixed interest rate	146,354,259	139,160,243	163,653,275	—	—	—	2,313,411	1,304,932	1,787,925
At variable interest rate	94,917	4,037,520	16,578,344	—	—	—	571,094	277,048	178,153
Non-interest bearing	1,560,891	1,422,315	341,810	3,941,177	6,216,651	12,575,846	9,576,995	5,055,174	3,124,100

Total	148,010,067	144,620,078	180,573,429	3,941,177	6,216,651	12,575,846	12,461,500	6,637,154	5,090,178

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 9:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Total accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
3rd quarter 2003/2002 financial period	—	—	16,456,231	—	—	3,090,201	—	—	266,528	—	—	3,207,143	—	—	3,446,920
4th quarter 2003/2002 financial period	—	—	—	—	—	354,442	—	—	—	—	—	—	—	—	—
1st quarter 2004/2003 financial period	—	7,221,377	—	—	1,425,499	—	—	1,052,445	—	—	1,769,547	—	—	3,204,773	—
2nd quarter 2004/2003 financial period	—	3,838	17,924	—		—	—		—	—		—	—	—	—
3rd quarter 2004/2003 financial period	5,994,989	—	—	1,383,511	—	—	689,109	—	—	959,654	—	—	529,129	—	—
4th quarter 2004/2003 financial period	—	—	—	—	—	—	—	—	—	—	—	—	265,353	—	—
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	232,062
2nd quarter 2005/2004 financial period	967	—	—	—	—	—	—	—	—	—	—	—	2,118,902	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial period	—	—	—	127,670,143	137,951,054	168,195,964	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated term	—	—	—	—	—	—	—	—	—	23,111,814	21,877,809	23,605,620	—	904,066	725,988

Total	5,995,956	7,225,215	16,474,155	129,053,654	139,376,553	171,640,607	689,109	1,052,445	266,528	24,071,468	23,647,356	26,812,763	2,913,384	4,108,839	4,404,970

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Total accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002	December 31, 2003	June 30, 2003	December 31, 2002
At fixed interest rate	—	—	—	127,670,143	137,951,054	170,856,900	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	5,995,956	7,225,215	16,474,155	1,383,511	1,425,499	783,707	689,109	1,052,445	266,528	24,071,468	23,647,356	26,812,763	2,913,384	4,108,839	4,404,970

Total	5,995,956	7,225,215	16,474,155	129,053,654	139,376,553	171,640,607	689,109	1,052,445	266,528	24,071,468	23,647,356	26,812,763	2,913,384	4,108,839	4,404,970

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Argentine Securities and Exchange Commission, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	SALE OF FARMS

On November 26, 2003 a title deed was signed for the farm “El 41 y El 42”, of 6478 hectares, located in the Department of Tapenagá, Province of Chaco. The price for the sale of the farm was of US$ 971,912 (US Dollars nine hundred and seventy one thousand, nine hundred and twelve). This sale generated a gain of Ps. 1,085,345 (Pesos one million eighty five thousand and three hundred and forty five).

NOTE 12:	PURCHASE OF PROPERTIES

On November 11, 2003 a commercial loan with Feria Jovita S.R.L. was canceled as the company received a 9-hectare farm located in Department Lavalle, Province of Mendoza, with a value amounting Ps. 25.600.

NOTE 13:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 13:	(Continued)

During the previous fiscal year, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the present fiscal period, an aggregate of 319,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the closing of the fiscal year, an aggregate of 3,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the exercise of the preference offer before mentioned, the remaining balance is 250,000 shares.

NOTE 14:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14.320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.9695 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 14:	(Continued)

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the previous fiscal year, 196,084 Convertible Bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,036 increase in the Company’s net shareholders’ equity.

During the present fiscal period, 5,536,286 Convertible Bonds were converted into 10,902,481 ordinary shares, which resulted in a Ps. 16,097,982 increase in the Company’s net shareholders’ equity. During the same period, 5,484,922 Warrants were exercised, resulting in the issuance of 10,801,332 ordinary shares for Ps. 19,258,074.

After the closing of the fiscal year, 158,458 Convertible Bonds were converted into 312,047 ordinary shares, which resulted in a Ps. 457,614 increase in the Company’s net shareholders’ equity.

NOTE 15:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During July and November 2003, 250,500 convertible bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima were purchased. As a result of such transactions at December 31, the company owned 49,943,188 convertible bonds.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Finantial Statements (Continued)

NOTE 15:	(Continued)

As of December 31, 2003 third parties bearers of convertible bonds into IRSA Inversiones y Representaciones Sociedad Anónima stock have exercised their conversion and warrant rights for a total amount of Ps. 30.5 million originating the issuance of 17,277,255 ordinary shares with a nominal value of Ps. 1 each. As a consequence of the exercise of such conversion rights, the company has registered a Ps. 6.6 million loss originated by the dilution of their equity share in IRSA, which is shown in “Results of subsidiaries Law 19,550 and related companies” in the Unaudited Income Statements.

NOTE 16:	IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) – PURCHASE OF SHARES AND OPTIONS BANCO HIPOTECARIO S.A. (BHSA)

On December 30, 2003, IRSA purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 each and 37,537 warrants at US$ 33.86 each, achieving the right to purchase an additional amount totaling 3,753,700 shares. Such transaction implied a disburse amounting US$ 11.1 million. Subsequent to December 31, 2003, IRSA exercised a substantial portion of its options. Consequently, at the date of issuance of the present financial statements, IRSA’s ownership of BHSA shares amounts 19,969,716.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Fixed Assets

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the period Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period Pesos	Depreciation					Net carrying value at December 31, 2003 Pesos	Net carrying value at June 30, 2003 Pesos	Net carrying value at December 31, 2002 Pesos
					Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current period Amount Pesos	Accumulated at the end of period Pesos
Real estate	119,775,001	31,513	1,789,329	118,017,185	—	—	—		—	118,017,185	119,775,002	97,131,890
Wire fences	4,410,079	1,260		4,411,339	3	943,523		63,028	1,006,551	3,404,788	3,466,556	3,510,793
Watering troughs	3,103,575			3,103,575	3	735,540		79,202	814,742	2,288,833	2,368,035	2,447,402
Alfalfa fields and meadows	2,875,715	336,084	1,581,013	1,630,786	12-25-50	2,085,096	1,393,201	203,467	895,362	735,424	790,619	683,159
Buildings and constructions	5,329,283			5,329,283	2	1,975,341		43,059	2,018,400	3,310,883	3,353,942	3,618,617
Machinery	8,971,683	43,474	457,444	8,557,713	10	5,463,054	333,677	386,340	5,515,717	3,041,996	3,508,629	4,307,756
Vehicles	1,084,985	96,711	104,423	1,077,273	20	663,631	95,482	89,804	657,953	419,320	421,354	406,528
Tools	192,159	4,034	5,917	190,276	10	120,936	4,028	7,183	124,091	66,185	71,223	74,719
Furniture and equipment	1,050,606	1,490		1,052,096	10	681,878		40,744	722,622	329,474	368,728	397,499
Breeding livestock	251,843		251,843	—	20	251,843	251,843	—	—	—	—	879
Corral and leading lanes	580,737	14,932		595,669	3	93,353		9,013	102,366	493,303	487,384	468,531
Roads	1,267,137			1,267,137	10	661,729		57,571	719,300	547,837	605,407	656,637
Facilities	5,979,400			5,979,400	10-20-33	2,859,924		301,048	3,160,972	2,818,428	3,119,476	3,179,127
Computer equipment	1,096,046	11,868		1,107,914	20	854,119		46,620	900,739	207,175	241,927	163,556
Planes	10,444		10,444	—	10	10,444	10,444	—	—	—	—	—
Silo plants	1,166,215			1,166,215	2	252,572		31,465	284,037	882,178	913,643	832,707
Constructions in progress	2,308,012	2,539,058		4,847,070	—	—			—	4,847,070	2,308,012	2,592,514
Advances to suppliers	82,445		64,614	17,831	—	—			—	17,831	82,445	116,654

Total at December 31, 2003	159,535,365	3,080,424	4,265,027	158,350,762		17,652,983	2,088,675	1,358,544	16,922,852	141,427,910	—	—

Total at June 30, 2003	138,095,370	31,158,834	9,718,839	159,535,365		16,687,124	1,879,028	2,844,887	17,652,983		141,882,382

Total at December 31, 2002	138,108,711	843,178	1,088,034	137,863,855		16,688,736	785,391	1,371,542	17,274,887			120,588,968

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1 and 2)

Schedule C

Type and characteristics of the securities		Amount	Value at December 31, 2003 Pesos	Value at June 30, 2003 Pesos	Value at December 31, 2002 Pesos	Market value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO en pesos			—	2,888,061	—
Fondo Citi Funds in dollars			—	—	16,490,032
Fondo Letes Banco Francés			—	—	1,068
Fondo especial Banco Río in pesos			—	1,042,426	2,799
Fondo plazo fijo Banco Río in dollars		1,778	3,999	3,940	—	2.24916
Fondo Letes Banco Río			—	—	2,946

			3,999	3,934,427	16,496,845

Notes and Convertible Bonds
Convertible Bonds 2007 - IRSA			1,560,891	1,422,315	341,810
Bonds Global 2010		110,000	90,288	102,463	81,499	0.820800
Bocon Pro 1		157,647	630	630	—	0.003996

			1,651,809	1,525,408	423,309

Total current investments			1,655,808	5,459,835	16,920,154

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.						unlisted	Agricultural and livestock	2,500,000	1,981,819	12,447,201
Shares		893,069	4,313,051	4,971,181	4,182,229
Contribution on account of future subscriptions of shares	Nominative		7,865	7,865	7,865
Higher value of property			11,179,150	11,179,150	11,179,150

			15,500,066	16,158,196	15,369,244

INVERSIONES GANADERAS S.A.						unlisted	Raising and grazing cattle	5,326,589	424,998	10,982,663
Shares		5,326,588	10,253,054	9,828,057	9,885,968
Contribution on account of future subscriptions of shares	Nominative		729,585	729,585	729,585

			10,982,639	10,557,642	10,615,553

CACTUS ARGENTINA S.A.						unlisted	Exploitation and administration of agricultural and beef cattle products	1,300,000	389,740	6,145,287
Shares		6,50,000	937,025	742,155	786,074
Contribution on account of future subscriptions of shares			2,135,618	2,135,618	2,135,618

			3,072,643	2,877,773	2,921,692

FUTUROS Y OPCIONES.COM S.A.						unlisted	Gives information about markets and services of economic and financial counsulting through internet	12,000	(341,776)	347,178
Shares		8,400	(2,483,768)	(2,244,525)	(1,983,288)
Contribution on account of future subscriptions of shares			2,726,793	2,726,793	2,726,793

			243,025	482,268	743,505

IRSA Inversiones y Representaciones S.A.
Shares		50,106,350	190,567,676	183,285,586	166,836,521	listed	Real state	229,289,058	32,413,000	872,050,000

			190,567,676	183,285,586	166,836,521

		Subtotal	220,366,049	213,361,465	196,486,515

Other Investments
Convertible Bonds 2007 - IRSA		49,943,188	146,333,542	139,139,526	163,632,558
Coprolán	Nominative		20,717	20,717	20,717	unlisted		—	—	—

		Subtotal	146,354,259	139,160,243	163,653,275

Goodwill
Goodwill			989,514	1,319,353	1,649,351
IRSA negative goodwill			(20,921,124)	(20,666,951)	(20,501,541)

		Subtotal	(19,931,610)	(19,347,598)	(18,852,190)

Total non-current investments			346,788,698	333,174,110	341,287,600

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Provisions

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1 and 2)

Schedule E

Item	Opening balances Pesos	Increases Pesos	Deductions (1) Pesos	Inflation adjustment Pesos	Value at December 31, 2003 Pesos	Value at June 30, 2003 Pesos	Value at December 31, 2002 Pesos
Deducted from assets
Defaulting debtors	454,125	—	(29,928)	—	424,197	454,125	614,784

Total at December 31, 2003	454,125	—	(29,928)	—	424,197	—	—

Total at June 30, 2003	774,854	50,000	(286,146)	(84,583)		454,125

Total at December 31, 2002	774,929	—	(79,908)	(80,237)			614,784

(1)	The accounting appropriation is included in Note 8.k.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of sales

For the periods ended December 31, 2003 and 2002

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos	December 31, 2002 Pesos	December 31, 2003 Pesos		December 31, 2002 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	45,097,923	32,892,395	2,294,684	1,467,703	—	—	47,392,607		34,360,098
Crops	6,301,776	25,224,842	—	—	—	—	—	—	6,301,776		25,224,842
Unharvested crops	1,112,230	835,369	—	—	—	—	—	—	1,112,230		835,369
Seeds and fodder	—	—	106,386	287,451	58,969	115,446	—	—	165,355		402,897
Materials	1,222,255	2,749,643	—	—	33,362	51,738	169,094	170,605	1,424,711		2,971,986

	8,636,261	28,809,854	45,204,309	33,179,846	2,387,015	1,634,887	169,094	170,605		56,396,679		63,795,192
Holding results	—	—	1,010,632	11,619,714	229,450	594,241	—	—		1,240,082		12,213,955
Commodities market results	753,010	(894,855)		—		—	—	—		753,010		(894,855)
Transfer of Inventories to expenses	(164,529)	(93,190)		—		—	—	—		(164,529)		(93,190)
Transfer of Inventories to fixed assets	(35,860)	(11,390)		—		—	(1,367)	(381)		(37,227)		(11,771)
Transfer of Unharvested crops to expenses	(2,783,694)	(2,613,377)	(149,777)	(236,421)	(204,552)	(124,038)	(283,890)	(250,808)		(3,421,913)		(3,224,644)
Recovery of Inventories	—	—	139,734	187,178	(139,734)	(187,178)	—	—		—		—
Purchases	11,876,012	12,553,034	4,009,929	781,338	563,961	111,877	277,057	240,472		16,726,959		13,686,721
Operating expenses (Schedule H)	3,397,918	3,703,455	6,367,720	3,228,281	933,330	683,699	—	—		10,698,968		7,615,435
Less:
Inventories at the end of the period
Beef cattle	—	—	(48,133,395)	(47,742,364)	(3,253,871)	(1,900,561)	—	—	(51,387,266)		(49,642,925)
Crops	(3,782,649)	(2,491,151)	—	—		—	—	—	(3,782,649)		(2,491,151)
Unharvested crops	(9,374,173)	(10,675,150)	—	—		—	—	—	(9,374,173)		(10,675,150)
Seeds and fodder	—	—	(62,725)	(62,554)	(76,619)	(50,617)	—	—	(139,344)		(113,171)
Materials	(1,378,359)	(2,021,017)	—	—	(42,704)	(36,828)	(159,476)	(157,217)	(1,580,539)	(66,263,971)	(2,215,062)	(65,137,459)

Cost of Sales	7,143,937	26,266,213	8,386,427	955,018	396,276	725,482	1,418	2,671		15,928,058		27,949,384

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

For the periods ended December 31, 2003, June 30, 2003 and December 31, 2002

(Notes 1 and 2)

Schedule G

	December 31, 2003				June 30, 2003			December 31, 2002
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks	US$	6,574,705	2.880	18,935,149	US$	5,781,624	15,610,384	US$	3,681,031	12,121,230
Investments:
Mutual funds	US$	—	2.880	—	US$	1,459	3,938	US$	5,007,769	16,490,032
Convertible Bonds 2007 - IRSA	US$	541,976	2.880	1,560,891	US$	507,970	1,422,315	US$	103,802	341,810
Trade accounts receivable
Accounts receivable	US$	22,100	2.880	63,648	US$	744,971	2,011,421	US$	3,053,299	10,054,177
Other receivables and prepaid expenses
Secured by mortgages	US$	368,726	2.880	1,061,931	US$	—	—	US$	—	—
Guarantee deposits	US$	502,324	2.880	1,446,694	US$	252,603	682,027	US$	191,306	562,488
Non-Current Asset
Other receivables and prepaid expenses
Secured by mortgages	US$	350,000	2.880	1,008,000	US$	—	—	US$	—	—
Investments:
Convertible Bonds 2007 - IRSA	US$	49,943,188	2.930	146,333,542	US$	49,692,688	139,139,526	US$	49,692,688	163,632,558

Total Asset	US$	58,303,019		170,409,855	US$	56,981,315	158,869,611	US$	61,729,895	203,202,295

Current liabilities
Trade accounts payable:
Suppliers	US$	315,684	2.930	924,954	US$	155,871	436,439	US$	2,766,456	9,388,219
Accrual for other expenses	US$	155,191	2.930	454,710	US$	168,608	472,102	US$	687,492	2,333,066
Loans:
Convertible Bonds 2007	US$	472,188	2.930	1,383,511	US$	509,107	1,425,499	US$	104,445	354,442
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	44,267,630	2.930	129,704,156	US$	49,803,916	139,450,965	US$	50,000,000	169,679,500

Total Liabilities	US$	45,210,693		132,467,331	US$	50,637,502	141,785,005	US$	53,558,393	181,755,227

US$: US dollars

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Information submitted in compliance with Section 64, subsection B of Law N° 19,550

For the periods ended December 31, 2003 and 2002

(Notes 1 and 2)

Schedule H

Items	Total December 31, 2003 Pesos	Operating Expenses					Expenses		Total December 31, 2002 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	3,730	—	—	—	—	—	—	3,730	50,747
Fees and payments for services	632,450	143,150	50,788	87,862	4,500	—	—	489,300	443,023
Salaries and wages	3,223,972	1,115,827	260,260	707,147	148,420	—	—	2,108,145	1,493,407
Social security contributions	382,284	167,059	65,634	92,388	9,037	—	—	215,225	301,930
Taxes, rates and contributions	196,533	176,799	58,735	105,676	12,388	—	—	19,734	113,457
Gross sales taxes	266,305	—	—	—	—	—	266,305	—	312,435
Office and administrative expenses	79,991	—	—	—	—	—	—	79,991	141,362
Bank commissions and expenses	9,961	9,961	2,988	6,810	163	—	—	—	6,914
Depreciation of fixed assets	1,358,544	1,278,902	682,153	483,549	113,200	—	—	79,642	1,371,542
Vehicle and travelling expenses	233,684	146,319	63,699	74,524	8,096	—	—	87,365	194,127
Spare parts and repairs	503,317	503,317	228,531	232,424	42,362	—	—	—	300,708
Insurance	160,596	15,575	7,176	7,847	552	—	—	145,021	176,519
Employees’ maintenance	76,324	68,324	15,213	50,182	2,929	—	—	8,000	69,954
Livestock expenses	4,907,955	4,296,290	—	4,296,290	—	—	611,665	—	2,156,447
Dairy farm expenses	584,715	584,715	—	—	584,715	—	—	—	476,055
Agricultural expenses	3,058,699	1,833,717	1,833,717	—	—	—	1,224,982	—	3,553,076
Silo expenses	123,395	123,395	123,395	—	—	—	—	—	100,588
General expenses	235,618	235,618	5,629	223,021	6,968	—	—	—	163,598

Total at December 31, 2003	16,038,073	10,698,968	3,397,918	6,367,720	933,330	—	2,102,952	3,236,153	—

Total at December 31, 2002		7,615,435	3,703,455	3,228,281	683,699	—	2,209,660	1,600,794	11,425,889

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

for the period ended December 31, 2003

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Unaudited Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date at December 31, 2003.

	Other Receivables Pesos	Intercompany Article 33 Law 19,550
		FYO	CACTUS
		Other Receivables Pesos	Other Receivables Pesos
Current	5,434,744	321,310	1,040,575

b.	Accounts Receivable and other receivables to fall due at December 31, 2003

	Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos
03.31.04	3,848,913	78,555	13,709	3,578,092	297,411
03.31.05	—	—	—	1,008,000	—
06.30.05	—	—	—	781,368	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at December 31, 2003.

b.	Debts without a due date at December 31, 2003 amount to Ps. 23,111,814 correspond to Deferred Tax.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

c.	Debts to fall due at December 31, 2003

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550		Loans Pesos	Salaries and Social Security Charges Pesos	Tax Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO					IGSA
		Accounts Payable						Other Debts Pesos
		Pesos	Pesos
03.31.04	5,546,378	434,578	14,033	1,383,511	689,109	959,654	529,129	—
06.30.04	—	—	—	—	—	—	—	265,353
12.31.04	967	—	—	—	—	—	—	2,118,902
12.31.07	—	—	—	127,670,143	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS	FYO
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
In pesos	3,785,265	78,555	13,709	7,285,579	1,337,986	321,310
In US Dollars	63,648	—	—	3,516,625	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS	FYO
		Accounts Receivable Pesos	Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	2,587,094	297,411	—
Outstanding Balances not accruing interests	3,848,913	78,555	13,709	8,215,110	1,040,575	321,310

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,5550		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO					IGSA
		Accounts Payable						Other Debts Pesos
		Pesos	Pesos
In pesos	4,167,681	434,578	14,033	(2,034,013)	689,109	24,071,468	529,129	2,384,255
In US Dollars	1,379,664	—	—	131,087,667	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO					IGSA
		Accounts Payable						Other Debts Pesos
		Pesos	Pesos
Outstanding debts accruing Interests	—	—		127,670,143	—	—	—	—
Outstanding debts not accruing interests	5,547,345	434,578	14,033	1,383,511	689,109	24,071,468	529,129	2,384,255

7.	INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies’ capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2003 are described in points 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At December 31, 2003 there were advance payments to directors for Ps. 2,763, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”). published in the Cattle Bulletin of the “Organización Víctor D’Apice” (Víctor D´Apice Organization).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Agromercado”).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law N° 19.550.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery and silos	Fire	1,050,000	7,235,057
Vehicles	Theft, fire and civil and third parties liability	3,871,010	419,320

Furniture, office and electronic equipment	Theft. fire and technical insurance	3,000,000	536,649

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders’ equity.

17.	CONTINGENCIES

At December 31, 2003 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Unaudited Financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS

As established by the Comisión Nacional de Valores (Argentine Securities Commission), the adjustment for inflation of Financial Statements of public companies was eliminated as from March 1, 2003. Accordingly, the Financial Statements for the period ended on December 31, 2003 do not recognize the effects of inflation. On the other hand, the amounts for the period ended on December 31, 2002 have been restated for comparison purposes, using the coefficient 1.007, which reflects wholesale inflation of 0.7% between December 2002 and February 2003.

Net results for the six-month period ended on December 31, 2003, showed a gain of Ps. 4.8 million as compared to a Ps. 36.1 million gain recorded during the same period of the last fiscal year.

The decrease in net income is a consequence of fewer crops sold, lower results derived from the holding of cattle stock, and lower gains from our share in IRSA Inversiones y Representaciones S.A. We have again generated positive results, offsetting the loss of Ps. 2.0 million recorded in the first quarter of fiscal year 2004.

Consolidated net sales for the period amounted to Ps. 24.7 million, 38.7% lower than those recorded during the same period last year, mainly due to the fewer stock of crops resulting in a lower volume of sales for the semester.

Gross profit during the first six months of fiscal year 2004 amounted to Ps. 7.6 million, as compared to Ps. 11.1 million recorded during the same period last year. The decrease was mainly due to a lower gross profit from the livestock segment.

Operating income for the six-month period amounted to Ps. 5.0 million, as compared to Ps. 20.4 million recorded in the same period last year. This decrease was mainly due to both the decrease in gross profit and increase in the price of cattle, which accounted for Ps. 13.3 profit during the last year as compared to Ps. 1.3 million recorded during this period.

Results from related companies generated a gain of Ps. 2.3 million, mainly due to our 21.85% stake in IRSA Inversiones y Representaciones S.A.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Summary of operations

During the last months of 2003, Argentina’s economic recovery registered an upturn, reaching an annual growth rate of 9.2% from September to November. Spurred by a very favorable international context, which included a historic growth of the US economy, extremely low interest rates and excellent commodity prices, a positive domestic scenario with increases in consumption and investment, the Argentine GDP showed an outstanding growth of around 8% for the year. This noteworthy recovery has placed growth estimates for 2004 around 6.5%, a more than reasonable outlook considering a growth floor for the coming year of 3.4% based on cumulative statistical data.

Thus, it was possible to exceed the fiscal goals agreed with the IMF reaching a primary surplus of 2.3% of GDP (0.2% above the target). The better prospects made it possible for the State to incur indebtedness for the first time since the default on payments, through a three-year debt issuance placed by the Argentine Central Bank (BCRA). This institution also achieved an important increase in the year of 35% in its international reserves, reaching US$ 14,119 million as of December 31, 2003.

Meanwhile, the good performance of the economic activity was accompanied by the creation of jobs generating an increase of 8.3% in total employment (formal and informal) and an increase in real salaries benefited by the low annual inflation of 3.7%. These variables had their impact on private consumption, which increased 7.8% during the year.

Crops

The crop business generated a gross profit of Ps. 3.4 million, as compared to a Ps. 5.1 million profit recorded during the same period last fiscal year.

Crop sales for the period amounted to Ps. 10.5 million, as compared to Ps. 31.4 million the same period last fiscal year. This decrease was due to the lower volume of crop sales during the current year, which totaled 23,601 tons as compared to 71,141 tons in the previous campaign. It should be noted that most crop stock sold during last year corresponded to the production of the 2002 campaign.

Gross margin from the sale of crops for the current campaign was 32.1%, as compared to 16.2% recorded last year. This improvement was due to an increase in cereal prices, a higher stock volume at the end of the period and the effect of inflation over the stock at the begining of last period.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

After the closing of the second quarter, the wheat harvest was concluded with highly positive results, reaching production volumes of approximately 16,500 tons and an average yield of 32 quintal/ha., a 32% increase over the last campaign.

The remaining crops are in a very good condition, and highly favorable yield is forecasted for our soybean production.

As of December 31, 2003 our crop stock amounted to 16,024 tons, of which 9,103 correspond to wheat and 6,844 to corn.

During the quarter, the growing demand in China and the lower US and European production estimates, added to the uncertainty as to whether Southamerican harvests will meet estimated production volumes, have resulted in a significant rise in the price of soybean, corn and wheat.

Source: Bloomberg –Chicago market

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Source: Bloomberg –Chicago market

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Beef Cattle

Livestock sales increased 61.3% from Ps. 7.3 million as of December 31, 2002, to Ps. 11.8 million as of December 31, 2003, due to a higher volume of sales and increased prices. During the quarter 6,438 tons were sold at an average price of Ps. 1.83 per kilogram, while during the first six months of fiscal year 2002 sales totaled 4,040 tons at an average price of Ps. 1.67 per kilogram.

Gross profit from the beef cattle segment amounted to Ps. 2.9 million, as compared to Ps. 5.9 million recorded in the same period last year. The decrease in profit margins was due to the fact that most cattle was finished in our Feed Lot, where costs are higher, though generating an increase in production due to higher cattle rotation and shorter fattening periods.

The world beef cattle market suffered a serious shock during the quarter after the detection of the first case of bovine spongiform encephalopathy (BSE) in the USA, resulting in the immediate closing of 90% of export markets of the main world beef cattle producer. Since export restrictions on Argentina after the outbreak of foot-and-mouth disease in 2001 have not yet been lifted, Argentina could not take advantage of the opportunity to meet the additional demand after the ban on imports from the USA, which has been estimated at US$ 3,500 million. Benefits, however, will be seen in the crops segment, with an increase in the demand for soybean and by-products which could replace meat and bone meal for feeding cattle.

As of December 31, 2003, the Company’s cattle stock amounted to 92,939 heads with 126,105 hectares designated for this activity. We believe that due to the decrease in cattle stock as a result of the development of agricultural activities in historically livestock areas and the recovery of the Argentine economy with domestic demand absorbing 85% of beef cattle production, expectations regarding cattle prices are positive. Accordingly, during the current six-month period we have increased out cattle stock by 9,888 heads as compared to that at June 2003.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Milk

Milk production increased by 16% during the quarter, from 3.3 million liters as of December 31, 2002 to 3.9 million liters as of December 31, 2003.

Gross profit as of December 31, 2003, totaled Ps. 1.4 million, an increase of Ps. 1.0 million as compared to the same period last fiscal year. This increase was mainly due to the increase in production, a rise in prices –which increased from an average of Ps. 0.335 per liter in the six-month period ended December 31, 2002 to Ps. 0.476 during the current year- and a decrease in costs generated by the revaluation of head of cattle purchases.

Currently the Company’s only dairy farm is located at “La Juanita”, where the feeding system is solely based on pastures. As this feeding system generates lower costs, it provides higher milk margins than crop feeding systems.

The milk business in Argentina went through severe fluctuations during the course of time, from the euphoria of 1997 and 1998 to the 2001 crisis. At present, with attractive prices, this segment is once again promising.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Clearing and development of marginal land

We believe that the potential of this sector, ocurred in various countries, relates to the development of marginal land. Using state of the art technology, yields comparable to those of the core area can be obtained with higher profit margins.

Following this strategy, during the quarter we completed the clearing of 3,000 hectares destined to cattle in our “Los Pozos” farm in the Province of Salta, which were sown with Gatton Panic. Our “Los Pozos” farm currently shows returns in the cattle business above those recorded by the rest of our farms and the industry average, and therefore we continue to invest in that farm to increase production.

During the quarter we completed the sowing of an experimental agriculture plot of 1,000 hectares in that farm, of which 300 hectares were sown with soybean, 350 with corn and 350 with sorghum. We intend to use the proceeds of corn and sorghum crops for the fattening of young bulls in that plot. If this experiment turns out to be successful, it could be used to meet the demand for cattle feed in the Argentine northeastern region.

Today Cresud’s land reserves exceed 266,000 hectares, which were acquired at very low prices. We believe that with the development of these areas, together with proper technology, the value of land will rise, generating significant returns to the Company.

Feed Lot

During the quarter, our 170-hectare Feed Lot, located in the province of San Luis, in which the Company holds a 50% equity interest through Cactus Argentina S.A., continued to operate at 100% of its capacity, with an approximate 20-day delay in the waiting list.

Due to this increase in demand, we have decided to extend the capacity of our first enterprise by 8,000 heads, a project that was completed during the current quarter.

The uniformity obtained in the final product of feed lot cattle has granted buyers a high quality product, making its commercialization easy and obtaining higher prices at the moment of selling. Furthermore, the constant increase in agricultural activity over traditional livestock areas has resulted in an increasing number of producers using feed lot services for cattle fattening.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

During the six-month period ended December 31, 2003, Cactus Argentina S.A. recorded a net income of Ps. 11.4 million, a 36% increase compared to the same period last year.

INTERNET

Fyo.com, the Internet site in which the Company holds a 70% equity interest, continues to strengthen its position as leading agriculture site and has expanded the scope of its commercial services to the farming community through direct sale of inputs and crop brokerage.

In the first three months of operation as crop broker, 20,000 tons of crop were traded, being 60,000 tons. the target to be achieved for the first half of the year. Furthermore, during the last quarter we signed an agreement with the consignee Malabe for real time sale of cattle.

At present, Futuros y Opciones.com S.A. has a database of 35,000 users and more than 5,000 farmers authorized to carry out deals. Our strategy is focused on providing commercial services for farmers, capitalizing on Cresud’s expertise and operative capacity in the business, using FyO as the link with clients.

During the six-month period ended December 31, 2003, Futuros y Opciones.com S.A. recorded a gain of Ps. 0.4 million, a 64% increase compared to the same period last year. Net results for the six-month period showed a loss of Ps. 0.3 million.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Principal operative indicators for the six-month period ended

December 31, 2003 and 2002

		6 months as of December 31 2003	6 months as of December 31 2002%
	Sales (volume)
	Wheat (tons)	2,490	6,231	-60%
	Corn (tons)	11,472	38,159	-70%
	Sunflower (tons)	—	2,351	-100%
	Soybean (tons)	9,611	24,400	-61%
	Others (tons)	28	—

	Total crops (tons)	23,601	71,141	-67%

	Beef cattle (tons)	6,438	4,040	59%
	Milk (thousands of liters)	3,851	3,331	16%

	Production
	Wheat (tons)	11,571	7,474	55%
	Corn (tons)	—	—
	Sunflower (tons)	—	—
	Soybean (tons)	—	—
	Beef cattle (tons)	5,083	5,051	1%
	Milk (thousands of liters)	3,851	3,331	16%

	Area under development (in hectares)
Crops	Own farms	12,312	10,010	23%
	Leased farms	9,755	13,628	-28%
Beef cattle	Own farms	126,105	135,257	-7%
	Leased farms	—	—
Dairy farm	Own farms	820	820	0%

	Area under irrigation	2,841	2,814	1%

	Land reserves (in hectares)	266,916	272,030	-2%

	Storage capacity (tons)	18,360	21,860	-16%

	Head of beef cattle	92,939	90,380	3%
	Dairy stock (heads)	2,812	2,234	26%
	Milk cows (heads)	1,190	1,242	-4%

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Result recorded by IRSA Inversiones y Representaciones S.A. (NYSE: IRS – BCBA: IRSA)

IRSA’s result showed a Ps. 32.4 million gain as compared to Ps. 165.6 million profit for the same period last year.

This result was mainly due to the effect of financial results. While in the first half of fiscal year 2003 financial results amounted to Ps. 207.6 million, for the same period of fiscal year 2004 they amounted to only Ps. 33.8 million. Furthermore, the 11% appreciation of the local currency against the dollar in the six-month period of fiscal year 2003 generated net positive exchange differences amounting to Ps. 139.2 million, while the 0.5% depreciation of the peso in the same half of 2004 generated negative net exchange differences of Ps. 11.4 million. Nevertheless, this effect was partially offset by the result of financial operations, which increased from Ps. 23.8 million in the first half of fiscal year 2003, as compared to Ps. 74.3 million recorded during the same period of fiscal year 2004 mainly due to the increased value of IRSA’s holding in Banco Hipotecario S.A.

Although IRSA’s results amounted to Ps. 32.4 million, we only recognized in our results Ps. 1.8 million. Taking into account that as of December 31, 2003 our stake in the company was 21.85%, we should have recorded approximately a Ps. 8.4 million profit, including the effect of goodwill’s amortization. This difference was due to the conversion of convertible notes and the exercise of warrants, which increased IRSA’s capital stock by 17,277,255 shares and diluted our holdings, which decreased from 23.63% to 21.85%, generating an accounting loss of Ps. 6.6 million.

In addition to our equity interest in IRSA, we own notes convertible into shares issued by IRSA for US$ 49.9 million, and warrants for an equivalent amount. If all the holders (including us) execute both the option to purchase additional shares and the warrants, CRESUD would own 40% of IRSA stock, in which case the above - mentioned dilution would be reversed.

Currently, our equity interest in IRSA is accounted through the proportional equity value method. Therefore the dilution effect does not only affect our participation in results, but also affects Cresud’s investment in IRSA.

IRSA’s operating results grew significantly, from a Ps. 0.4 million loss during the first half of fiscal year 2003, to a Ps. 21.0 million profit during the first semester of fiscal year 2004.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 84,000 m2 for lease.

•	Operation of Shopping Centers through its 54.6% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 7 shopping centers with 145,207 m2 of gross leasable area.

•	Sale of residential property.

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Furthermore, IRSA owns land reserves for future developments valued at Ps. 318.3 million.

IRSA’s total assets amount to Ps. 2,116.0 million and its net worth totals Ps. 872.1 million.

IRSA’s most significant operations during the current quarter are the purchase of shares of Banco Hipotecario and the beginning of construction of a shopping center in the city of Rosario.

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of warrants

Currently our financial debt has decreased by US$ 5,890,828 due to the conversion of notes. Consequently, 11,600,668 shares of Ps. 1.0 face value each were issued.

As of December 31, 2003, holders of warrants paid US$ 6.4 million to exercise 5,334,919 units, which resulted in the issuance of 10,505,936 shares.

In this way, the amount of outstanding convertible notes is currently US$ 44,109,172, while the number of outstanding shares is 146,686,392 and the number of warrants amounts to 44,515,078.

It should be noted that since the Company holds convertible notes issued by IRSA for a total 49.9 million, which bear interest at the same rate as those issued by us, as from the next payment of interest, funds to be collected from our holding in IRSA will exceed those required to cover payment of our convertible notes.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Director’s Resignation

On November 25, 2003, our director M. Marcelo Mindlin, announced he was resigning his position to start personal commercial undertakings. Mr. Mindlin collaborated throughout recent years and left his own personal mark on the setting of the objectives, projects, businesses, and the particular style of the Company.

Our Board of Directors wishes Mr. Marcelo Mindlin the best of successes on the personal and professional levels that he deserves.

Transfer of headquarters

On December 2003 we completed the move of our headquarters to the Intercontinental Plaza Tower located at Moreno 877 23rd Floor – Ciudad Autónoma de Buenos Aires – Argentina (C1091AAQ).

Prospects for the coming quarter

The outlook for the coming quarter is very promising; since the price of commodities keeps stable, we expect an increase in profit margins. The outlook for our crops is also very positive; the sunflower harvest is scheduled to begin in the current month and the soybean and corn harvest will begin in March.

Furthermore, in the third quarter of fiscal year 2004, we will continue to clear “Los Pozos” .

We are evaluating several investment projects, which we hope will be carried out during the current year.

Saúl Zang Vice-Chairman in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Comparative Shareholders’ Equity Structure

	At December 31, 2003 Pesos	At December 31, 2002 Pesos	At December 31, 2001 Pesos	At December 31, 2000 Pesos	At December 31, 1999 Pesos
Current Assets	69,269,549	80,898,079	130,304,215	159,134,634	126,331,182

Non Current Assets	524,191,545	498,447,779	234,399,032	266,317,580	271,632,940

Total Assets	593,461,094	579,345,858	364,703,247	425,452,214	397,964,122

Current Liabilities	10,768,768	27,430,946	60,202,962	29,128,518	15,843,473
Non Current Liabilities	151,851,374	192,795,940	557,085	527,152	—

Total Liabilities	162,620,142	220,226,886	60,760,047	29,655,670	15,843,473

Minority Interest	104,178	318,671	347,591	126,600	7

Shareholders’ Equity	430,736,774	358,800,301	303,595,609	395,669,944	382,120,642

	593,461,094	579,345,858	364,703,247	425,452,214	397,964,122

Comparative Income Structure

	At December 31, 2003 Pesos	At December 31, 2002 Pesos	At December 31, 2001 Pesos	At December 31, 2000 Pesos	At December 31, 1999 Pesos
Operating Income (loss)	5,049,877	20,412,891	1,387,360	6,371,441	(6,408,600)

Financial and holding results	712,501	(13,029,568)	(83,364,744)	7,287,485	3,617,895

Other income and expenses and results from related companies	2,550,712	40,075,282	(762,385)	(896,911)	(668,015)

Management fees	(529,129)	(3,419,171)	—	(1,104,648)	—

Operating net income (loss)	7,783,961	44,039,434	(82,739,769)	11,657,367	(3,458,720)

Income tax	(3,124,337)	(8,047,389)	—	(1,904,747)	—

Minority interest	102,532	112,129	186,145	189,208	—

Net income (loss)	4,762,156	36,104,174	(82,553,624)	9,941,828	(3,458,720)

Production Volume

	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000	2Q December 31, 1999	Accumulated July 1, 1999 to December 31, 1999
Beef Cattle (in Kgs.)	3,014,336	5,083,157	3,076,174	5,082,825	1,957,827	5,246,685	4,117,652	7,203,006	3,535,434	7,023,431
Butyraceous (in Kgs.)	71,199	135,196	56,314	113,688	70,843	153,063	66,024	133,066	119,357	236,091
Crops (in quintals)*	115,712	140,050	74,744	128,056	187,752	211,134	81,956	183,910	146,938	240,850

*	One quintals equals one hundred kilograms

Saúl Zang

Vice-Chairman

in charge of the Presidency

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (continued)

Sales volume

	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000	2Q December 31, 1999	Accumulated July 1, 1999 to December 31, 1999
Beef Cattle (in Kgs.)	3,390,538	6,438,261	1,893,119	4,039,783	4,448,217	9,531,526	4,544,073	8,519,132	4,364,863	7,903,592
Butyraceous (in Kgs.)	71,199	135,196	56,314	113,688	70,843	153,063	66,024	133,066	119,357	236,091
Crops (in quintals)*	113,710	236,011	338,738	711,420	80,809	506,789	506,077	1,008,238	74,305	702,056

*	One quintals equals one hundred kilograms

Local Market

	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000	2Q December 31, 1999	Accumulated July 1, 1999 to December 31, 1999
Beef Cattle (in Kgs.)	3,390,538	6,438,261	1,893,119	4,039,783	4,448,217	9,531,528	4,544,073	8,519,132	4,364,863	7,903,592
Butyraceous (in Kgs.)	71,199	135,196	56,314	113,688	70,843	153,063	66,024	133,066	119,357	236,091
Crops (in quintals)*	113,710	236,011	338,738	711,420	80,809	506,789	506,077	1,008,238	64,315	690,260

*	One quintals equals one hundred kilograms

Exports

	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000	2Q December 31, 1999	Accumulated July 1, 1999 to December 31, 1999
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—
Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—
Crops (in quintals)*	—	—	—	—	—	—	—	—	9,990	11,796

*	One quintals equals one hundred kilograms

Ratios

	At December 31, 2003 Pesos	At December 31, 2002 Pesos	At December 31, 2001 Pesos	At December 31, 2000 Pesos	At December 31, 1999 Pesos
Liquidity	6.432	2.949	2.164	5.463	7.974
Solvency	2.649	1.629	4.997	13.342	24.118
Fixed of capital	0.883	0.860	0.643	0.626	0.683
Return on Equity	0.018	0.136	(0.214)	0.030	(0.009)

Saúl Zang

Vice-Chairman

in charge of the Presidency

INDEPENDENT ACCOUNTANT’S REPORT

Free translation from the original prepared in Spanish for publication in Argentina

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed of the quarterly balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2003 and 2002, as well as the related statements of income, of Changes in Shareholders’ Equity and of Cash Flows for the six-month periods then ended, together with the corresponding Notes 1 through 16 and Schedules A, C, E, F, G and H. In addition, we have reviewed of the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries for the six-month periods then ended, with notes 1 to 8 and Schedules A, B, C, E, F, G and H, which are submitted as suplementary information. These financial statements are the responsibility of the Companys’ management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Certain comparative information included in the basic and consolidated financial statements and in the complementary notes and exhibits in the attached financial statements derives from the financial statements of the Company at December 31, 2002, on which we issued our report on limited review dated February 10, 2003, containing an observation related to the deviation from professional accounting standards as a result of the lack of adoption of the new regulations issued by the National Securities Commission at that date. This situation has been resolved by the Company at the date of issue of these financial statements, and the corresponding adjustments have been recognized.

4.	Based on the work done and on our audit of the Company’s financial statements and its consolidated financial statements for the years ended June 30, 2003 and 2002, on which we issued our unqualified report dated September 8, 2003, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2003 and 2002 and its consolidated financial statements at those dates detailed in point 1., prepared in accordance with accounting standards currently in effect in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no observations to make.

b)	the comparative information included in the individual and consolidated balance sheet and in the complementary notes and Schedules to the attached financial statements were obtained from the financial statements of the Company at June 30, 2003.

5.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are transcribed to the “Inventory and Balance Sheet book” and are in accordance with the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with legal requirements; which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business overview report and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence we have no observations to make.

d)	at December 31, 2003, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $102,379.15, which is not yet due.

Autonomus City of Buenos Aires,

February 9, 2004

PRICE WATERHOUSE & CO

(Partner)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.
Dr. Carlos Martín Barbafina
Public Accountant (U.C.A.)
C.P.C.E.C.A. Buenos Aires
T175 - F65

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: February 23, 2004